Exhibit 99.1

Sierra Metals Completes Strategic Review Process, Initiates Annual Base Dividend of US$0.03 Per Share and Appoints Two New Directors to Its Board

TORONTO--(BUSINESS WIRE)--October 7, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces today that its Board of Directors (the "Board") has completed its previously announced review of strategic alternatives.

Based on an extensive review of various alternatives, the Board has determined, in consultation with its financial and legal advisors, that maximum value for shareholders will be delivered through the pursuit by the Company of various strategic value-enhancing opportunities.

Within its current assets and diversified extensive resource base, the Company will continue to focus its efforts on growing the production of the metals expected to feed into the anticipated global infrastructure supply demands. The increased focus will apply specifically to copper and steel-making products (zinc and iron ore), with the production of the precious metals as a valuable cost-credit byproduct.

Furthermore, the Company has completed an actionable review of its assets and will consider appropriate further action over the Company's portfolio of assets. This action could take the form of divestments, joint ventures ("JVs") or partnerships, and it could include assets such as the Cusi Silver Mine or exploration targets which lie outside the current operating areas.

Sierra Metals believes in the importance of Environmental, Social and Corporate Governance and will proceed with a heightened focus on these matters with a view to maintaining the best applicable practices in each of these areas. We strive for excellence in fulfilling our environmental and social duties and responsibilities, ultimately sharing increased wellbeing with our workforce and in the communities where we operate.

The Company will continue with a disciplined capital allocation approach and the use of funds on sustaining and growth projects, using a stringent stage-gate process with a close follow-up on implementation and delivery of projects which include:

  Delivery of current Prefeasibility Studies for mine expansion at our 3 operations, starting with Bolivar Mine, followed by Yauricocha and Cusi.
  Advancing with the inclusion into the Company's mine plans of certain near-term underground and brownfield mine opportunities with the aim of increasing the return at the Yauricocha and Bolivar Mines.

Following COVID restrictions that limit the Company on its exploration activities, greenfield exploration on our extensive 110,000-hectare land packages will be reactivated in due course to develop new and expanded mineral resource opportunities. The Company will be open to JVs and partnerships for these opportunities.

Jose Vizquerra-Benavides, Chairman of the Board of Sierra Metals, said, "We have reached the end of the strategic review process announced early this year. This process, which has taken longer than usual due to COVID, has been instrumental in highlighting the value of our current operations and the value-enhancing opportunities that are available for development. The process has allowed us to develop a strategy that will guide our efforts for the coming years, including a renewed focus on green and steel-related metals, the inclusion of added value from our current extensive land holdings and shared wellbeing with our stakeholders."

Luis Marchese, CEO of Sierra Metals, said: "The Company expects to have more robust EBITDA and free cash flow starting next year and carrying on into the coming years. This is a benefit of the recent throughput expansions, which are expected to increase production across our suite of metals, hand in hand with strengthened metal prices based on current consensus metal price projections. Our newly instituted dividend policy has been inaugurated on the back of these positive developments and speaks to our belief in Company and our ability to deliver on our growth initiatives. Over the past several years, we have made significant changes across the organization, streamlining our business, strengthening our team, optimizing our operations, and driving much-improved financial performance. Our operations have not only proven themselves to be quite resilient in these uncertain times, but we also expect to emerge from the pandemic and the strategic review process as a significantly stronger Company with a strong focus on growth and value creation for all shareholders as we execute our strategy."

Annual Dividend

In addition, the Board has authorized the payment of an annual dividend to consist of a base dividend of US$5 million or US$0.03 per share plus an additional amount based on available cash flows generated each year after accounting for planned capital spending, distributions to non-controlling interests, greenfield exploration and mandatory debt service. The initial dividend is expected to be declared in November 2021 and paid to shareholders in December 2021. Additional details of this dividend will be provided in a subsequent press release.

Appointment of New Directors

The Board is also pleased to announce the appointment of Carlos E. Santa Cruz and Oscar M. Cabrera to the Board, effective immediately. Messrs. Cabrera and Santa Cruz have been appointed following the resignation of two directors earlier this year.

Mr. Santa Cruz is a Mining Engineer with over 40 years of experience of strong international managerial background in mining operations at a senior level. He held positions with major mining companies, including Senior Vice-President of Australian and New Zealand Operations and Senior Vice-President of South American Operations for Newmont. He currently sits as Chairman of the Board for BISA Ingenieria de Proyectos S.A.. and Director for JRC Ingeniería y Construcción S.A.C. Mr. Santa Cruz is an Independent Mining Consultant and Part-time Professor at Pontificia Universidad Católica and is a member of Industry Advisory Committees at Penn State and Piura University. Chairman of the Board for CIMADE, NGO oriented to promote sustainable mining and infrastructure megaprojects. Mr. Santa Cruz holds a Ph.D., Mining Engineering and M Eng., Industrial Engineering from Penn State University, as well as the Advanced Management Program from Harvard University. Mr. Santa Cruz is a Peruvian Citizen.

Mr. Cabrera is a Senior equity analyst with over 20 years of experience covering the metals and mining industry for bulge bracket investment banks and Canadian financial institutions, including Goldman Sachs, Merrill Lynch Canada and CIBC World Markets. He obtained recognition for industry thought leadership, fundamental commodity analysis and strong industry relationships, which has led to advisory roles for public mining companies, including Nexa Resources S.A. He also participated in the vetting of and advising on primary and secondary offerings in Canada, the U.S. and Europe. Mr. Cabrera holds a MBA from York University, a M Eng. in Structural Engineering from the University of Toronto and a B. Sc in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Cabrera is a Canadian Citizen, originally from Mexico.

Jose Vizquerra-Benavides commented, "We are extremely pleased to have Carlos and Oscar join the Board of Sierra. Their extensive knowledge of mining operations and projects both in Peru and Mexico as well as commodity analysis and capital markets will benefit the Company as we progress on a plan of growth and value creation for all stakeholders."

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister, CPIR
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777